Exhibit 99.3

MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

The name of the reporting issuer is Ayr Wellness Inc. (“Ayr” or the "Company"), the head office of which is located at 2601 South Bayshore Dr., Suite 900, Miami, Florida, USA 33133.

Item 2            Date of Material Change

February 7, 2024

Item 3            News Release

A news release was issued and disseminated by the Company on February 7, 2024 through GlobeNewswire and can be found on SEDAR+ at www.sedarplus.ca.

Item 4            Summary of Material Change

The Company and AYR Wellness Canada Holdings Inc., a wholly owned subsidiary of the Company (“AYR Wellness Canada”), completed the previously announced plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act to implement the transactions (collectively, the “Transaction”) described in the management information circular dated November 15 2023 (the “Circular”), including:

•	the exchange of all of the outstanding 12.5% senior secured notes due 2024 (the “Senior Notes”) for an equivalent principal amount of new 13.0% senior secured notes due December 10, 2026 issued by Ayr Wellness Canada (the “New AYR 2026 Notes”) which were guaranteed by the Company;

•	the issuance of subordinate, restricted or limited voting shares (the “SVS Shares”) in the capital of the Company to the holders of New AYR 2026 Notes;

•	the issuance by AYR Wellness Canada of US$50 million aggregate principal amount of additional New AYR 2026 Notes (at an original issue discount of 20%) (the “New 2026 Additional Notes”);

•	the issuance of SVS Shares to the Backstop Provider (as defined in the Circular); and

•	the issuance of anti-dilutive warrants to holders of record as of February 5, 2024 of the issued and outstanding (i) SVS Shares, (ii) multiple voting shares of the Company, and (iii) shares of any subsidiary of the Company that are exchangeable for SVS Shares (collectively, the “Shareholders”).

Item 5            Full Description of Material Change

On October 31, 2023, the Company and the holders of approximately 76% (collectively, the “Majority Noteholders”) of the aggregate outstanding principal amount of the Company’s Senior Notes entered into a transaction support agreement, pursuant to which the Majority Noteholders, among other things, agreed to support the Transaction.

The Company held a special meeting of holders of Senior Notes on December 15, 2023 where such holders voted to approve the Arrangement. The Arrangement was approved by the Ontario Superior Court of Justice (Commercial List) on December 19, 2023.

The Arrangement and related Transactions resulted in, among other things: (a) the exchange of all of the outstanding Senior Notes for New AYR Exchanged Notes, which New AYR Exchanged Notes are guaranteed by the Company and its subsidiaries and secured by substantially all of their assets (in each case, subject to certain exceptions), (b) the issuance of 29,040,140 SVS Shares, representing approximately 24.9% of the pro forma fully-diluted issued capital (net of the Anti-Dilutive Warrants (as defined herein) and subject to certain exclusions), to the holders of the New AYR Exchanged Notes, (c) the issuance of 23,046,067 warrants, each exercisable for a period of two years for one SVS Share at US$2.12 (the “Anti-Dilutive Warrants”), to the Shareholders, representing in the aggregate approximately 16.5% of the pro forma fully-diluted issued capital (inclusive of the SVS Shares issued in (b) above and in (e) below), (d) the issuance by AYR Wellness Canada of US$50 million (at an original issue discount of 20%) aggregate principal amount of New 2026 Additional Notes, and (e) the issuance of 5,947,980 SVS Shares representing approximately 5.1% of the pro forma fully-diluted issued capital (net of the Anti-Dilutive Warrants and subject to certain exclusions) to the Backstop Provider. The above numbers of SVS Shares and Anti-Dilutive Warrants may be slightly higher than the actual numbers issued due to rounding.

The Anti-Dilutive Warrants commenced trading on the Canadian Stock Exchange under the ticker symbol AYR.WT.U. on February 14, 2024.

The completion of the Arrangement also fulfilled the conditions to the previously announced extensions of the maturity dates of approximately US$90 million of debt obligations owed to sellers of businesses previously acquired by AYR.

Item 6            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7            Omitted Information

Not applicable.

Item 8            Executive Officer

The following senior officer of the Company is knowledgeable about the material change described in this report:

Brad Asher
Chief Financial Officer
(786) 885 – 0397 or ir@ayrwellness.com

Item 9            Date of Report

February 20, 2024